DRDGOLD LIMITED

Positioning for Growth

Reviewed Condensed Consolidated Financial Statements and cash dividend declaration for the year ended 30 June 2025

SUSTAINABLY GOLD
REGENERATION | CLIMATE | PEOPLE | RENEWAL

HIGHLIGHTS

Operating profit increased by 69% to R3 523.6 million	Headline earnings of R2 246.4 million	Final cash dividend of 40 SA cps	R2 254.9 million of capital expenditure	All-in sustaining costs margin[2] of 39%	Gold production decreased by 3% to 4 830 kilograms

REVIEW OF OPERATIONS

		Year ended 30 June 2025	Year ended 30 June 2024	% change[1]
Gold production	kg	**4 830**	5 002	(3)
	oz	**155 288**	160 818	(3)
Gold sold	kg	**4 818**	4 989	(3)
	oz	**154 902**	160 400	(3)
Cash operating costs	R per kg	**903 824**	833 536	8
	US$ per oz	**1 549**	1 386	12
	R per t	**171**	188	(9)
All-in sustaining costs	R per kg	**1 001 214**	946 848	6
	US$ per oz	**1 716**	1 575	9
Average gold price received	R per kg	**1 632 275**	1 248 679	31
	US$ per oz	**2 797**	2 077	35
Average exchange rate	R/US$	**18.15**	18.70	(3)
Operating profit	R million	**3 523.6**	2 081.3	69
Operating margin	%	**44.7**	33.4	34
All-in sustaining costs margin[2]	%	**38.8**	24.3	60
Headline earnings	R million	**2 246.4**	1 327.2	69
	South African cents per share ("**cps**")	**260.6**	154.1	69

[1] *Percentage change is rounded to the nearest percent and is based on the amounts as presented. Rounding of figures may result in computational discrepancies.*

[2] *All-in sustaining costs is based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013. For a reconciliation, please see page 11.*

SHAREHOLDER INFORMATION

DRDGOLD Limited
Incorporated in the Republic of South Africa
Registration number: 1895/000926/06
JSE and A2X share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE000058723
("**DRDGOLD**" or the "**Company**" or the "**Group**")

Price of stock traded	JSE (R)	NYSE (US$)[1]
12-month intra-day high	32.18	1.72
12-month intra-day low	13.64	0.78
Close	23.73	1.33

[1] *This data represents per share data and not American Depository Receipt ("**ADR**") data: one ADR reflects 10 ordinary shares.*

Issued capital as at 30 June 2025

864 588 711 ordinary shares of no par value (30 June 2024: 864 588 711)
2 153 302 treasury shares held within the Group (30 June 2024: 3 090 081)
5 000 000 cumulative preference shares (30 June 2024: 5 000 000)

Market capitalisation	Rm	US$m
30 June 2025	20 517	1 150
30 June 2024	13 574	743

RESULTS

The reviewed condensed consolidated financial statements of DRDGOLD for the year ended 30 June 2025 are available on DRDGOLD's website (www.drdgold.com) as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the US Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2024, which we filed with the United States Securities and Exchange Commission on 30 October 2024 on Form 20-F. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Investors are cautioned not to place undue reliance on these forward-looking statements, which are only of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS

(#Independent) (^Lead Independent)
Executive directors
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)
H Hooijer (Chief Financial Officer Designate)
Non-executive directors
TJ Cumming (Non-executive Chairman)
JA Holtzhausen #
KP Lebina #
TVBN Mnyango #
RA Brady
EA Jeneker #^
CD Flemming #
Sponsor
One Capital

FOR FURTHER INFORMATION

Tel: +27(0) 11 470 2600
Fax: +27(0) 86 524 3061
Website: www.drdgold.com

Registered address:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
Registered postal address:
PO Box 390, Maraisburg, 1700
South Africa

Page 1

DEAR SHAREHOLDER YEAR ENDED 30 JUNE 2025 ("FY2025") VS YEAR ENDED 30 JUNE 2024 ("FY2024") OVERVIEW I am pleased to report to shareholders DRDGOLD’s results for FY2025. On the whole, the Company enjoyed a greater level of stability and success during the year compared to FY2024, much of this resulting from its own endeavours and a robust gold price. In respect of Ergo Mining Proprietary Limited ("Ergo"), a “new normal” was established while progressing projects to extend the operation’s life, and we continue to pursue our ambitious growth objectives in respect of Far West Gold Recoveries Proprietary Limited ("FWGR"). SAFETY FY2025 was fatality-free after having experienced our first fatality in five years in FY2024. Our lost time injuries frequency rate (LTIFR) for the year was slightly higher at 1.63 (FY2024: 1.15), while our reportable injuries frequency rate (RIFR) was 0.81 (FY2024: 0.46). We note the increases in both injury metrics, as the safety of our employees remains one of our key strategic objectives. We are taking the necessary steps to address these increases. REFLECTING ON THE YEAR More than ever, as a team, we are conscious of the unique position that we fill in gold production here at home, in South Africa. By pursuing our core business – retreatment of mine tailings to recover gold – we are simultaneously rewarding our investors and fulfilling the original “letter and spirit” of the various environmental, social and governance ("ESG") frameworks that have now become as demanding of business as business itself, if not more so. Our performance in FY2025, I believe, demonstrates our dedicated pursuit of both our core business and ESG commitments. Further, it points to the energy driving our intention to grow both - not only to do more of both, but to do both better for the benefit of all our stakeholders. Detailed commentary on our operating and financial performance appears below, but by way of a general remark about these, the first half of FY2025 was sound while the third quarter was quite seriously disrupted by the late arrival and high volume of the summer rainfall. The last quarter’s production profile was an indication of what can be expected from us in FY2026. I spoke above about the “new normal” at Ergo. Within DRDGOLD we talk about Ergo 1 – this was from 2008 when we acquired the operation through to the end of 2023, a time of higher yields and high throughput. We now talk about Ergo 2, an extension of the Ergo lifespan to beyond 2040 to process a resource base previously thought non-viable, through an expansion of deposition capacity and a remodelled cost profile. Increasing deposition capacity is critical for Ergo, and until we attain this, we are very much in an in-between phase where much of what we do will depend on how effectively we manage the current Brakpan tailings storage facility ("TSF") as it enters its final phase as an active deposition facility. We are actively pursuing two avenues to increase deposition capacity as quickly and efficiently as we can, to facilitate the systematic phasing out of the Brakpan TSF. We have moved the Daggafontein TSF, east of Springs, out of our reserves and are resuming it as a TSF to supplement the Brakpan TSF, at least until we can commission our longer-term TSF initiative, Withok, immediately south of the Brakpan TSF. Until Daggafontein is ready to receive Ergo tailings in about a year from now, Ergo’s throughput and thus the deposition rate onto the Brakpan TSF will remain throttled at 1.65Mtpm. We believe that moderating deposition onto the Brakpan TSF, as we have been doing, is simply the responsible thing to do, and the best way to avoid a complete suspension of deposition and thus production at Ergo. In the near term, it means that Ergo’s production outlook will track that of the latter quarter of FY2025, especially since we are mostly into lower grade dumps now. Once we have re-established additional deposition capacity, we will gradually return to a throughput of 1.8Mtpm from the beginning of the 2027 financial year ("FY2027"), for the remainder of Ergo's operational life. Additional deposition capacity for Ergo creates an extraordinary new vision of the future “face” of the vast area of land currently occupied by the three mine dumps comprising the Crown Complex immediately to the southeast of Johannesburg’s CBD, around Nasrec. Our plan is to reclaim these dumps and retreat them through Ergo, creating what is referred to as a “corridor of freedom”, hundreds of hectares of previously sterilised land cleared for redevelopment, linking Johannesburg with Soweto. A huge environmental burden in terms of dust and water management will disappear. And Ergo could “go out with a bang, not a whisper”. At our FWGR operation, near Carletonville, the story is similar – for now – to that of Ergo. The throughput rate of FWGR Phase 1 has from inception been determined by the capacity of its TSF, Driefontein 4 Dam. Phase 2 construction is well underway, with the expansion of the current DP2 plant to double its current throughput capacity to 1.2Mtpm, through the creation of a new regional tailings storage facility ("RTSF"). For ease of reference, the status of our various projects currently underway to date, all funded internally at present, is provided below: • Daggafontein TSF: Work to resume the TSF as a deposition facility is currently underway. The TSF will have a deposition capacity of 120Mt and a life of 20 years, at a deposition rate of 500 000tpm. Resumption is expected to be completed in the first quarter of FY2027. Construction of the 21km dual pipeline (tailings and return water) linking Ergo's Brakpan plant with the TSF is well advanced and on schedule for completion in time for the commissioning of the Daggafontein TSF. • Withok TSF: The public participation process for the TSF has been completed and the project is in the authorisation phase. The TSF will have a deposition capacity of 310Mt and a life of 20 years at an eventual deposition rate of 1.3Mtpm. Commissioning is expected to begin within the next three years. • DP2 plant expansion: The project involves the construction of the plant’s own elution circuit and smelter house, and a doubling of current throughput capacity to 1.2Mtpm. Completion is expected in the first quarter of FY2027. Initial feed to the expanded plant will be from the Driefontein 3 and the Libanon dumps, 600 000tpm from each. • RTSF: Construction of the RTSF is progressing well, notwithstanding some delays caused by rainy weather. With a total deposition capacity of 800Mt at an eventual deposition rate of 2.4Mtpm, one- third of the RTSF is expected to be completed in the first quarter of FY2027 to align with the commissioning of the DP2 plant expansion. Construction of the rest of the RTSF will continue simultaneously with the start of deposition. • DP2/RTSF pipeline infrastructure: 60km of the 135km pipeline, consisting of a slurry pipeline, two residue pipelines and a return water pipeline linking the plant and the RTSF, has been constructed. Included in the work so far was the successful under-passing of the N12 highway and the crossing of five provincial roads. GROUP OPERATIONAL, FINANCIAL AND ESG PERFORMANCE SUMMARY OPERATIONAL OVERVIEW Gold production was 3% lower at 4 830kg (FY2024: 5 002kg) due to a 16% decline in the average Group yield to 0.189g/t (FY2024: 0.225g/t). Group throughput was 15% higher at 25.6Mt (FY2024: 22.3Mt). Group cash operating unit costs were 8% higher at R903 824/kg (FY2024: R833 536/kg) and Group all-in sustaining costs were 6% higher at R1 001 214/kg (FY2024: R946 848/kg). An explanation for these movements in Group operating performance is contained in the commentary below for Ergo and FWGR. SHAREHOLDER LETTER Page 2

FINANCIAL REVIEW Group revenue increased by 26% to R7 878.2 million (FY2024: R6 239.7 million) due to a 31% increase in the average Rand gold price received to R1 632 275/kg (FY2024: R1 248 679/kg). After accounting for a 4% increase in Group cash operating costs to R4 372.7 million (FY2024: R4 193.3 million), Group operating profit was 69% higher at R3 523.6 million (FY2024: R2 081.3 million). The operating profit margin for the year rose by 34% to 45% (FY2024: 33%). Total headline earnings increased by 69% to R2 246.4 million (FY2024: R1 327.2 million), headline earnings per share rising by a corresponding 69% to 260.6 cents per share (FY2024: 154.1 cents per share). Cash and cash equivalents were 150% higher at R1 306.2 million (FY2024: R521.5 million). This was after accounting for cash applied to capital of R2 254.9 million (FY2024: R2 985.7 million), most of which related to growth capex, as well as dividends paid, lower at R431.0 million (FY2024: R731.7 million). At financial year-end, the company remained debt-free. ESG REVIEW: MAKING AN IMPACT BEYOND MINING In FY2025, DRDGOLD employed 881 people (FY2024: 893), paying salaries and benefits of R747.2 million (FY2024: R734.9 million). We received a refund of R25.7 million in income tax (FY2024: income tax paid of R72.5 million) and PAYE collected and paid to the fiscus was R231.1 million (FY2024: R208.3 million). Our electricity consumption from Eskom and municipalities fell by 10% to 282 560mWh (FY2024: 312 333mWh), reflecting the positive impact of our solar photovoltaic ("PV") plant and battery energy storage system ("BESS") at Ergo, and maintenance of steady state production at FWGR. Ergo’s Solar PV plant and BESS (60MW solar PV plant and 160mWh BESS), commissioned in November 2024, was functioning at 97% of designed capacity at year-end and now largely meets the day time power needs of the operation’s reclamation sites, plant and the Brakpan TSF. The cost saving was approximately R108 million at year- end; which is significant, given that electricity is Ergo’s fourth-largest operating cost item after labour, contractors and re-agents. Surplus electricity delivered into the grid of power utility Eskom at year-end was 41 791 804kWh. Credits for this ‘wheeling’ of surplus power to Eskom have yet to be fully realised. Engagement with Eskom on this issue is in progress. Once the credits start to flow, these will be used to offset the power other sections of the Ergo operation currently draw from the Eskom grid, further reducing the cost of electricity. Our carbon footprint has been reduced by the solar PV plant; an application for carbon credits has been made and we expect to be able to also report on the positive impact on our carbon footprint in due course. Potable water consumption increased by 23% to 1 214Ml (FY2024: 988Ml), reflecting increases at both Ergo and FWGR: by 19% at Ergo, from 861MI in FY2024 to 1 0251Ml in FY2025 and by 49% at FWGR, from 127MI to 189MI. To put this into context however, potable water usage by the operations averages only 5% of their total water consumption. The balance is recycled process water, surface water or treated acid mine drainage. Total dust exceedances rose from six in FY2024 to 31 in FY2025, 29 at Ergo (FY2024: four) and two at FWGR (FY2024: two). The reasons for the increase were three-fold: prolonged dry, windy weather conditions, an increase in the number of sites at Ergo being opened for reclamation and a 9% increase in the total number of samples taken from 1 326 to 1 451. Hectares vegetated were lower at 44ha (FY2024: 59ha); there was an increase at Ergo from 25ha in FY2024 to 40ha in FY2025 due to more hectares becoming due for vegetation at the Brakpan TSF, and a decrease at FWGR from 15ha in FY2024 to 4ha in FY2025 due to fewer hectares becoming due for vegetation at the Driefontein 4 TSF. Clearance of some 41ha of the rehabilitated land for redevelopment (all Ergo-related) was received from the National Nuclear Regulator ("NNR") in FY2025 (FY2024: nil). New clearance applications in respect of 76ha of land (all Ergo-related) were lodged with the NNR during the year, compared with 41ha in FY2024. Total environmental spend increased by 11% to R45.3 million (FY2024: R40.8 million). There was a 24% increase at Ergo, from R29.8 million in FY2024 to R37.0 million in FY2025 due to greater environmental obligations, and a 25% decrease at FWGR, due to lower environmental obligations, from R11.0 million in FY2024 to R8.3 million in FY2025. Social capital spend increased by 10% to R39.5 million (FY2024: R35.6 million). Our Broad-Based Livelihoods ("BBL") Programme continued to create and support agriculture-based enterprise in communities across both the Ergo and FWGR footprints. Besides supporting those farmers who now are established and high- performing, we are drawing in new, entry-level participants. We are particularly pleased with the success of our agriculture-based initiative in the Riverlea community, south west of the Johannesburg CBD. Involvement in gender based violence and femicide ("GBVF") interventions is a new initiative for us in the communities in which we operate, and we continue to support additional maths and science tuition for pupils at local secondary schools. At a corporate social investment level, sport ranks high, along with care of children and the aged. Our spend on employee training in FY2025 was steady at R15.8 million (FY2024: R15.8 million). At year-end, our talent management and succession planning programme had a pool of 22 employees – 15 men and seven women. Historically disadvantaged South Africans comprised 90% of the total. We provided bursaries for 11 students, enrolled at various South African universities. Women as a percentage of our workforce was slightly higher at 27% of the total (FY2024: 25%), as was the percentage of historically disadvantaged South Africans at 79% (FY2024: 78%). It is very encouraging to have our ESG efforts acknowledged in various quarters. At a global level, this was evidenced during the year by a visit from a United Nations delegation seeking insight into our overall business and its ESG approach and achievements in particular. At home, the Department of Mineral and Petroleum Resources ("DMPR") has recognised the work that we do in respect of dust containment around Johannesburg and pollution remediation of the Russell Stream, a water course traversing several communities west and south west of Johannesburg’s CBD. ERGO MINING PROPRIETARY LIMITED Gold production at Ergo was 5% lower at 3 473kg (FY2024: 3 639kg) reflecting a 21% decrease in yield to 0.178g/t (FY2024: 0.226g/t). Throughput rose by 21% from 16.1Mt in FY2024 to 19.5Mt in FY2025. The lower yield reflects both depletion of higher grade material from clean-up activities at Ergo’s completed reclamation sites and a build- up in tonnage from new, lower grade reclamation sites. Higher throughput resulted from a year unaffected by delays in the commissioning of new reclamation sites and community-related disruptions that characterised FY2024. The yield and throughput movements point to Ergo’s shift in profile going forward as a high throughput/low yield operation. While cash operating costs in R/kg were 9% higher at R1 064 447/kg (FY2024: R974 764/kg) due to a decrease in gold production, they were 14% lower in R/t at R190 (FY2024: R222). This indicates a change in Ergo’s cost profile as the operation transitions to recovery from fewer, larger sites. A 8% increase in all-in sustaining costs to R1 149 134/kg (FY2024: 1 066 948/kg) was driven by the increase in cash operating costs. Growth capex was substantially lower at R340.1 million (FY2024: R2 110.3 million), a consequence of the completion and commissioning of the operation’s solar PV plant and associated BESS. SHAREHOLDER LETTER (continued) Page 3

FAR WEST GOLD RECOVERIES PROPRIETARY LIMITED Gold production at FWGR was stable at 1 357kg (FY2024: 1 363kg), a consequence of both throughput and yield remaining virtually unchanged, the former at 6.1Mt (FY2024: 6.2Mt) and the latter at 0.222g/t (FY2024: 0.221g/t). This steady-state performance was in line with current plant and deposition capacity, pending completion of the capital projects (expansion of the DP2 plant, the new pipelines, and the RTSF). Cash operating costs rose by 7% to R492 049/kg (FY2024: R458 207/kg) due to expansion-related staffing increases, inflationary pressures on labour costs, higher maintenance requirements for ageing plant equipment and reagent and consumable cost increases, while all-in sustaining costs were stable at R549 187/kg (FY2024: R543 553/kg). While sustaining capex was 57% lower at R33.8 million (FY2024: R77.8 million) due to steady-state operations, growth capex was 130% higher at R1 559.3 million (FY2024: R678.8 million), reflecting ongoing progress with capital projects under way. CASH DIVIDEND The DRDGOLD board of directors ("Board") has declared a final cash dividend of 40 South African (“SA”) cents per ordinary share for the year ended 30 June 2025 as follows: • The dividend has been declared out of income reserves • The local Dividend Withholding Tax rate is 20% (twenty percent) • The gross local dividend amount is 40 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax • The net local dividend amount is 32 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax • DRDGOLD currently has 864 588 711 ordinary shares in issue (which includes 2 153 302 treasury shares) • DRDGOLD’s income tax reference number is 9160/013/60/4 In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements ("Listings Requirements"), given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows: • Last date to trade in ordinary shares cum-dividend: Tuesday, 9 September 2025 • Ordinary shares trade ex-dividend: Wednesday, 10 September 2025 • Record date: Friday, 12 September 2025 • Payment date: Monday, 15 September 2025 On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant ("CSDP") or broker. To comply with the further requirements of Strate, between Wednesday, 10 September 2025, and Friday, 12 September 2025, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised. The currency conversion date for the Australian and United Kingdom share registers will be Monday, 15 September 2025. The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank. ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R18.00/$1, the net dividend payable on an ADR is equivalent to 18 United States (“US”) cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date of currency conversion. CHANGES TO THE BOARD In June of this year, we announced that Riaan Davel, our Chief Financial Officer ("CFO") and an executive director for more than 10 years, would stand down with effect from 1 February 2026; also, that he would be replaced from that date by Henriette Hooijer, DRDGOLD’s first-ever woman CFO Designate and executive director. Through his roles both as CFO and an executive director – indeed, before that as the partner at our firm of auditors, KPMG, in charge of DRDGOLD’s account – Riaan has contributed immeasurably to our track record of good governance and financial reporting. Once on board with us, he has also guided us with circumspection in respect of the best means to fund our growth and development. We are pleased that he has agreed to stay on as an independent consultant to the office of the CFO until 31 January 2027 to support a smooth transition. We are delighted to welcome Henriette to her new role, first as CFO Designate and then to the “hotseat” itself. Like Riaan, Henriette is no newcomer to our ranks. She, too, had the benefit of several years’ exposure to our business before joining us from KPMG in 2016. Since then, she has worked in both operational and corporate finance roles, most recently as General Manager: Finance. We could not have asked for a better successor to Riaan. LOOKING AHEAD In closing, I would like to ‘check in’ with stakeholders regarding progress towards achieving our Vision 2028 strategy, about which we have spoken before. Vision 2028 is a roadmap for sustainable gold production, focused on our expanding current operations, improving gold recovery, reducing our environmental impact and maximising our social impact. Key operational aspects focus on our increasing throughput to 3Mtpm and boosting gold production to more than 200 000oz/pa. Regarding reducing our environmental footprint while maximising our social impact, these are ‘moving targets’, predicated on our succeeding with our core business. Our guidance for FY2026 is production of between 140 000 and 150 000 ounces of gold at cash operating costs of approximately R995 000/kg. To achieve Vision 2028, planned total capital growth investment forecast for the medium-term is around R7.8 billion. Niël Pretorius Chief Executive Officer 20 August 2025 SHAREHOLDER LETTER (continued) Page 4

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRDGOLD LIMITED

CONDENSED CONSOLIDATED

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	Notes	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Revenue		**7 878.2**	6 239.7
Cost of sales		**(4 747.7)**	(4 429.9)
Gross profit from operating activities		**3 130.5**	1 809.8
Other income		**—**	2.0
Administration expenses and other costs		**(213.8)**	(199.3)
Results from operating activities		**2 916.7**	1 612.5
Finance income	6, 8	**223.8**	280.8
Finance expense		**(73.4)**	(76.4)
Profit before tax		**3 067.1**	1 816.9
Income tax	3	**(824.4)**	(488.2)
Profit for the year[1]		**2 242.7**	1 328.7
Other comprehensive income ("OCI")			
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income	6, 9	**139.1**	11.7
Total other comprehensive income for the year		**139.1**	11.7
Total comprehensive income for the year[1]		**2 381.8**	1 340.4
Basic earnings per share[2]	4	**260.1**	154.3
Diluted basic earnings per share[2]	4	**258.9**	153.5

[1] *Included in profit for the year and total comprehensive income for the year is a loss from a subsidiary held for sale of R2.1 million. Of this loss, R1 million is attributable to non-controlling interest ("**NCI**").*

[2] *All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand.*

These condensed consolidated financial statements for the year ended 30 June 2025 were independently reviewed by BDO South Africa Inc. and have been prepared under the supervision of DRDGOLD's CFO, Mr AJ Davel CA(SA).

The condensed consolidated financial statements were authorised by the directors on 14 August 2025 for issue on 20 August 2025.

CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY	Notes	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Balance at the beginning of the year		**6 889.4**	6 274.1
Transactions with the owners of the parent			
Total comprehensive income			
Profit for the year attributable to owners of the Company		**2 242.7**	1 328.7
Other comprehensive income	6, 9	**139.1**	11.7
Dividend on ordinary share capital		**(431.0)**	(731.7)
Equity-settled share-based payment expense		**30.1**	26.4
Equity-settled share based payment income tax impact on equity		**12.7**	(20.5)
Equity-settled share based payment vesting impact on equity		**1.0**	0.7
Transactions with Non-controlling Interest			
Loss attributable to NCI		**(1.0)**	—
Balance at the end of the year		**8 883.0**	6 889.4

CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION	Notes	As at 30 Jun 2025 Rm Reviewed	As at 30 Jun 2024 Rm Audited
Assets			
Non-current assets		**9 962.5**	7 956.8
Property plant and equipment	2	**8 542.2**	6 794.9
Investments in rehabilitation and other funds		**1 002.8**	912.5
Payments made under protest		**56.7**	45.6
Other investments	6	**322.5**	180.4
Deferred tax asset		**38.3**	23.4
Current assets		**2 283.5**	1 493.6
Inventories		**522.6**	460.0
Current tax receivable		**4.3**	33.1
Trade and other receivables		**329.6**	479.0
Assets held for sale	7	**120.8**	—
Cash and cash equivalents		**1 306.2**	521.5
Total assets		**12 246.0**	9 450.4
Equity and liabilities			
Equity		**8 883.0**	6 889.4
Non-current liabilities		**2 361.8**	1 607.5
Provision for environmental rehabilitation	5	**558.7**	616.8
Deferred tax liability	3	**1 781.8**	958.0
Liability for post-retirement medical benefits		**11.3**	10.4
Lease liabilities		**10.0**	22.3
Current liabilities		**1 001.2**	953.5
Trade and other payables		**954.4**	917.4
Current portion of lease liabilities		**7.4**	6.9
Current tax liability		**29.5**	29.2
Liabilities directly associated with the assets held for sale	7	**9.9**	—
Total liabilities		**3 363.0**	2 561.0
Total equity and liabilities		**12 246.0**	9 450.4

Page 5

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

CONDENSED CONSOLIDATED

STATEMENT OF CASH FLOWS	Notes	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Net cash inflow from operating activities		**3 511.1**	1 845.2
Cash generated from operations		**3 376.9**	1 738.3
Finance income received		**63.7**	154.6
Dividends received	6	**56.3**	29.3
Finance expense paid		**(11.5)**	(4.5)
Income tax received /(paid)		**25.7**	(72.5)
Net cash outflow from investing activities		**(2 283.3)**	(3 042.6)
Acquisition of property, plant and equipment	2	**(2 254.9)**	(2 985.7)
Proceeds on disposal of property, plant and equipment		**—**	0.3
Investment in other funds		**(2.3)**	(33.8)
Environmental rehabilitation payments to reduce decommissioning liabilities		**(26.1)**	(23.4)
Net cash outflow from financing activities		**(443.1)**	(750.7)
Dividends paid on ordinary shares		**(431.0)**	(731.7)
Repayment of lease liabilities		**(12.1)**	(19.0)
Net increase/(decrease) in cash and cash equivalents		**784.7**	(1 948.1)
Effect of exchange rate fluctuations on cash		**—**	(1.8)
Opening cash and cash equivalents		**521.5**	2 471.4
Closing cash and cash equivalents	8	**1 306.2**	521.5

RECONCILIATION OF CASH GENERATED FROM OPERATIONS		
Profit for the year	**2 242.7**	1 328.7
Adjusted for:		
Income tax	**824.4**	488.2
Depreciation	**459.2**	270.4
Environmental rehabilitation payments to reduce restoration liabilities	**—**	(1.3)
Change in estimate of environmental rehabilitation recognised in profit or loss	**(98.0)**	(11.6)
Movement in gold in process	**(18.1)**	(34.9)
Share-based payment expense	**30.1**	26.4
Loss / (gain) on disposal of property, plant and equipment	**3.7**	(0.6)
Finance income	**(223.8)**	(280.8)
Finance expense	**73.4**	76.4
Insurance claim received	**—**	(1.2)
Other non-cash items	**4.3**	2.4
Changes in:	**79.0**	(123.8)
Trade and other receivables	**110.4**	(296.2)
Payment made under protest	**(6.6)**	(12.8)
Consumable stores and stock piles	**(48.3)**	(12.9)
Trade and other payables	**23.5**	198.1
Cash generated from operations	**3 376.9**	1 738.3

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of the condensed consolidated financial statements.

1. BASIS OF PREPARATION

The condensed consolidated financial statements for the year ended 30 June 2025 are prepared in accordance with the Listings Requirements and the requirements of the Companies Act of South Africa, No. 71 of 2008 ("**Companies Act**").

The Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standards Accounting Standards ("**Accounting Standards**") and the South African financial reporting requirements defined as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council, and to also, at minimum, contain the information as required by IAS 34 *Interim Financial Reporting*.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of the Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated financial statements have been prepared on a going concern basis.

2. PROPERTY, PLANT AND EQUIPMENT

The Group's property, plant and equipment increased from R6 794.9 million at 30 June 2024 to R8 542.2 million at 30 June 2025 as the Group progresses with its capital expansion programme at Ergo and FWGR.

3. DEFERRED TAX

The Group's deferred tax liability increased from R958.0 million at 30 June 2024 to R1 781.8 million at 30 June 2025 mainly due to the acquisition of property, plant and equipment that has been fully claimed as accelerated capital deductions for income tax.

4. EARNINGS PER SHARE	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Reconciliation of headline earnings		
Profit for the year	**2 242.7**	1 328.7
Adjusted for:		
Loss / (gain) on disposal of property, plant and equipment, net of tax	**3.7**	(0.6)
Income from insurance claim, net of tax	**—**	(0.9)
Headline earnings	**2 246.4**	1 327.2
Weighted average number of ordinary shares in issue adjusted for treasury shares	**862 142 826**	861 240 788
Diluted weighted average number of ordinary shares adjusted for treasury shares	**866 353 175**	865 547 433
Basic earnings per share[1]	**260.1**	154.3
Diluted basic earnings per share[1]	**258.9**	153.5
Headline earnings per share[1]	**260.6**	154.1
Diluted headline earnings per share[1]	**259.3**	153.3

[1] *All per share financial information is presented in SA cps and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million Rand.*

Page 6

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. PROVISION FOR ENVIRONMENTAL REHABILITATION	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Balance at the beginning of the year	**616.8**	562.1
Unwinding of provision for environmental rehabilitation	**58.6**	56.3
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	**(98.0)**	(11.6)
Change in estimate of environmental rehabilitation recognised to property, plant and equipment (b)	**7.4**	34.7
Environmental rehabilitation payments (c)	**(26.1)**	(24.7)
To reduce decommissioning liabilities	**(26.1)**	(23.4)
To reduce restoration liabilities	**—**	(1.3)
Balance at the end of the year	**558.7**	616.8

(a) *Change in estimate of environmental rehabilitation recognised in profit or loss*

The decrease is mainly as a result of Crown Complex being classified as Mineral Reserve and now included in the Life of Mine, resulting in a change in its rehabilitation methodology, from *in situ* to red earth footprint rehabilitation.

(b) *Change in estimate of environmental rehabilitation recognised to property, plant and equipment*

Included in the property, plant and equipment are inflationary increases in rehabilitation costs and the expansion of FWGR infrastructure.

(c) *Environmental rehabilitation payments*

40ha of the Brakpan TSF and 4.4ha of the Driefontein 4 TSF were vegetated during the year.

6. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 30 June 2025 is estimated at R302.0 million (30 June 2024: R166.8 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation.

Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. Due to the low demand for Krugerrands, Prestige Bullion does not forecast paying a dividend in the short term; therefore the valuation method has changed from the dividend discount model to a discounted cash flow model. The forecasted cash flows from Prestige Bullion were valued using a finite life as Rand Refinery's shareholding will be reduced to nil in 2032 per an agreement with the South African Mint (partner in Prestige Bullion).

The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations of Rand Refinery and a decrease in the value of Prestige Bullion. The enterprise value of the refining operations of Rand Refinery increased as a result of higher throughput and a significant increase in forecast commodity prices.

The fair value of Prestige Bullion decreased significantly as a result of a continued low demand for Krugerrands and resultant lower expected cash flows.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% (30 June 2024: 15.3% and 16.9%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2025 were used, and therefore classified as an unobservable input into the models.

Reconciliation of investment in Rand Refinery:	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Balance at the beginning of the year	**166.8**	156.3
Fair value adjustment on equity investments at fair value through other comprehensive income	**135.2**	10.5
Balance at the end of the year	**302.0**	166.8
Dividends received	**56.3**	29.3

Key observable/unobservable inputs into the model include:

Rand Refinery refining operations		
Average gold price[1]	R/kg	1 620 480
Average silver price[1]	R/kg	18 598
Average South African CPI[1]	%	4.5
Terminal growth rate[2]	%	4.5
South African long-term government bond rate[1]	%	9.7
Weighted average cost of capital[2]	%	16.0

Investment in Prestige Bullion		
Discount period[2]	years	8
Weighted average cost of capital[2]	%	18.0

[1] *Observable input*

[2] *Unobservable input*

The fair value measurement is most sensitive to the weighted average cost of capital, Rand US Dollar exchange rate and gold price. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the operating costs, minority and marketability discounts applied. The table below indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

Rand Refinery refining operations Sensitivity	Increase/ (decrease)	% Change in OCI, net of tax
Rand US Dollar exchange rate [1]	1%/(1%)	6.9/(6.9)
Commodity prices (gold and silver) [1]	1%/(1%)	6.0/(6.0)
Operating costs [2]	1%/(1%)	(4.7)/4.7
Weighted average cost of capital [2]	1%/(1%)	(13.3)/13.3
Minority discount [2]	1%/(1%)	(3.6)/3.6
Marketability [2]	1%/(1%)	(3.5)/3.5

Investment in Prestige Bullion		
Weighted average cost of capital [2]	1%/(1%)	(0.2)/0.2
Prestige cash flow forecast [2]	1%/(1%)	0.1/(0.1)

[1] *Observable input*

[2] *Unobservable input*

Page 7

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. SUBSIDIARY HELD FOR SALE

Stellar Energy Solutions Proprietary Limited ("**Stellar**") is a renewable energy company with a project to develop a 150MW solar plant in Polokwane, Limpopo. Ergo owns 50.25% of the shares in Stellar and has extended funding to develop the project to financial close. Following a strategic review, the Board has decided to sell Ergo's share in Stellar to focus on the Group's core mining activities. There is an ongoing active sale process, expected to be concluded during FY2026. Subsequent to year end, Ergo has issued a conversion notice to convert its loan into equity, which will increase it's shareholding in Stellar to 89.94%.

	Year ended 30 Jun 2025 Rm Reviewed	Year ended 30 Jun 2024 Rm Audited
Current assets held for sale comprise of:		
Property plant and equipment	**48.4**	—
Capital prepayments	**56.9**	—
Trade and other receivables	**15.4**	—
Cash and cash equivalents	**0.1**	—
	120.8	—
Current liabilities held for sale comprise of:		
Trade and other payables	**8.5**	—
Loan payable to minority shareholders	**1.4**	—
	9.9	—
Cash outflows attributable to subsidiary held for sale:		
Net cash outflow from operating activities	**5.6**	—
Net cash outflow from investing activities	**105.3**	—
Net decrease in cash and cash equivalents	**110.9**	—
Loss from subsidiary held for sale	**(2.1)**	—

8. FINANCIAL RISK MANAGEMENT FRAMEWORK

COMMODITY PRICE SENSITIVITY

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. The Group has facilities in place but no contracts were entered into during the current reporting period.

LIQUIDITY MANAGEMENT

DRDGOLD ended the current reporting period with cash and cash equivalents of R1 306.2 million (30 June 2024: R521.5 million), with a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), available if needed.

The Group remains free of bank debt as at 30 June 2025 (30 June 2024: Rnil). Liquidity is further enhanced by sustained high Rand gold price levels.

9. FAIR VALUES

The Group's assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments in the statement of financial position. Of this line item, R11.2 million (30 June 2024: R7.5 million) relates to fair value hierarchy level 1 instruments. This balance increased as result of an increase in the share price of West Wits Mining Limited. R311.3 million (30 June 2024: R172.8 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, refer to note 6.

10. SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 30 June 2025 and the date of issue of these condensed consolidated financial statements other than included in the notes above and described below:

CASH DIVIDEND

On 20 August 2025, the Board declared a final gross cash dividend for the year ended 30 June 2025 of 40 SA cents per share, payable on Monday, 15 September 2025.

11. REVIEW OF THE INDEPENDENT AUDITOR

These condensed consolidated financial statements for the year ended 30 June 2025 have been reviewed, in accordance with the Companies Act and the International Standard on Review Engagements (ISRE) 2410, by BDO South Africa Inc. who expressed an unmodified review conclusion.

The auditor's review report does not report on all of the information contained herein and is limited to the condensed consolidated financial statements set out on pages 5 to 9. Shareholders are advised that, to obtain a full understanding of the nature of the auditor's review engagement, they should refer to the auditor's review report contained on page 10, together with the accompanying financial information contained herein.

12. OPERATING SEGMENTS

The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group's reportable operating segments:

- Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants, being the Ergo plant as a metallurgical plant and the City Deep and Knights plants as pump/milling stations feeding the Ergo plant.
- FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF.
- Corporate office and other reconciling items (collectively referred to as "**Other reconciling items**") represent the items to reconcile to the condensed consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

Page 8

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

12. OPERATING SEGMENTS (continued)

	Year ended 30 June 2025 Reviewed				Year ended 30 June 2024 Audited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Revenue (External)	**5 671.5**	**2 206.7**	**—**	**7 878.2**	4 524.9	1 714.8	—	6 239.7
Cash operating costs	**(3 699.2)**	**(673.5)**	**—**	**(4 372.7)**	(3 571.0)	(622.3)	—	(4 193.3)
Movement in gold in process and finished inventories - Gold Bullion	**9.8**	**8.3**	**—**	**18.1**	37.5	(2.6)	—	34.9
Segment operating profit	**1 982.1**	**1 541.5**	**—**	**3 523.6**	991.4	1 089.9	—	2 081.3
Additions to property, plant and equipment	**(605.7)**	**(1 593.1)**	**(1.2)**	**(2 200.0)**	(2 354.6)	(756.6)	(2.7)	(3 113.9)

Reconciliation of segment operating profit to profit after tax

	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Segment operating profit	**1 982.1**	**1 541.5**	**—**	**3 523.6**	991.4	1 089.9	—	2 081.3
Depreciation	**(326.5)**	**(130.2)**	**(2.5)**	**(459.2)**	(138.7)	(129.5)	(2.2)	(270.4)
Change in estimate of environmental rehabilitation recognised in profit or loss	**92.8**	**—**	**5.2**	**98.0**	11.1	0.2	0.3	11.6
Ongoing rehabilitation expenditure	**(16.3)**	**(2.6)**	**(0.3)**	**(19.2)**	(13.0)	(2.1)	(1.0)	(16.1)
Care and maintenance	**—**	**—**	**0.8**	**0.8**	—	—	2.5	2.5
Other operating costs	**(13.5)**	**—**	**—**	**(13.5)**	0.9	—	—	0.9
Other income	**—**	**—**	**—**	**—**	0.6	1.3	0.2	2.1
Administration expenses and other costs	**(19.6)**	**(8.3)**	**(185.9)**	**(213.8)**	(10.6)	(5.5)	(183.3)	(199.4)
Finance income	**53.1**	**52.1**	**118.6**	**223.8**	51.8	53.9	175.1	280.8
Finance expense	**(51.6)**	**(11.7)**	**(10.1)**	**(73.4)**	(60.9)	(11.7)	(3.8)	(76.4)
Current tax	**—**	**—**	**—**	**—**	5.4	(92.5)	(12.6)	(99.7)
Deferred tax	**(405.6)**	**(426.9)**	**8.1**	**(824.4)**	(205.1)	(183.7)	0.3	(388.5)
Profit after tax	**1 294.9**	**1 013.9**	**(66.1)**	**2 242.7**	632.9	720.3	(24.5)	1 328.7

Reconciliation of cost of sales to cash operating costs

	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Cost of sales[1]	**(3 952.9)**	**(798.0)**	**3.2**	**(4 747.7)**	(3 673.2)	(756.3)	(0.4)	(4 429.9)
Depreciation	**326.5**	**130.2**	**2.5**	**459.2**	138.7	129.5	2.2	270.4
Change in estimate of environmental rehabilitation recognised in profit or loss	**(92.8)**	**—**	**(5.2)**	**(98.0)**	(11.1)	(0.2)	(0.3)	(11.6)
Movement in gold in process and finished inventories - Gold Bullion	**(9.8)**	**(8.3)**	**—**	**(18.1)**	(37.5)	2.6	—	(34.9)
Ongoing rehabilitation expenditure	**16.3**	**2.6**	**0.3**	**19.2**	13.0	2.1	1.0	16.1
Care and maintenance	**—**	**—**	**(0.8)**	**(0.8)**	—	—	(2.5)	(2.5)
Other operating costs	**13.5**	**—**	**—**	**13.5**	(0.9)	—	—	(0.9)
Cash operating costs	**(3 699.2)**	**(673.5)**	**—**	**(4 372.7)**	(3 571.0)	(622.3)	—	(4 193.3)

[1] *Included in cost of sales is R138.9 million (FY2024: R144.9 million) paid for services rendered by Sibanye-Stillwater Limited.*

Page 9

INDEPENDENT AUDITOR'S REVIEW REPORT Page 10

OPERATIONAL PERFORMANCE

DRDGOLD LIMITED

	Year ended 30 June 2025 Unaudited				Year ended 30 June 2024 Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Ore milled (000't)	**19 487**	**6 126**	**-**	**25 613**	16 101	6 166	-	22 268
Yield (g/t)	**0.178**	**0.222**	**-**	**0.189**	0.226	0.221	-	0.225
Cash operating costs								
(R/t)	**190**	**110**	**-**	**171**	222	101	-	188
(US$/t)	**10**	**6**	**-**	**9**	12	5	-	10
Gold produced (kg)	**3 473**	**1 357**	**-**	**4 830**	3 639	1 363	-	5 002
Gold sold (kg)	**3 466**	**1 352**	**-**	**4 818**	3 625	1 364	-	4 989
Reconciliation of All-in sustaining costs								
(All amounts presented in R million unless otherwise indicated)								
Cash operating costs	**(3 699.2)**	**(673.5)**	**-**	**(4 372.7)**	(3 571.0)	(622.3)	-	(4 193.3)
Movement in gold in process	**9.8**	**8.3**	**-**	**18.1**	37.5	(2.6)	-	34.9
Administration expenses and general costs (sustaining)	**(19.6)**	**(5.6)**	**(182.9)**	**(208.1)**	(10.6)	(3.4)	(182.4)	(196.4)
Other operating costs excluding care and maintenance costs	**(55.1)**	**(26.2)**	**83.3**	**2.0**	(46.4)	(23.8)	70.4	0.2
Change in estimate of environmental rehabilitation recognised in profit or loss	**92.8**	**-**	**5.2**	**98.0**	11.1	0.2	0.3	11.6
Unwinding of provision for environmental rehabilitation	**(46.1)**	**(11.7)**	**(0.8)**	**(58.6)**	(43.9)	(11.5)	(0.9)	(56.3)
Capital expenditure (sustaining)	**(265.5)**	**(33.8)**	**(1.2)**	**(300.5)**	(244.3)	(77.8)	(2.7)	(324.8)
All-in sustaining costs	**(3 982.9)**	**(742.5)**	**(96.4)**	**(4 821.8)**	(3 867.6)	(741.2)	(115.3)	(4 724.1)
Care and maintenance costs	**-**	**-**	**0.8**	**0.8**	-	-	2.5	2.5
Ongoing rehabilitation expenditure	**(16.3)**	**(2.6)**	**(0.3)**	**(19.2)**	(13.0)	(2.1)	(1.0)	(16.1)
Administration expenses and general costs (non-sustaining)	**-**	**(2.7)**	**-**	**(2.7)**	-	(2.0)	-	(2.0)
Capital expenditure (non-sustaining)	**(340.1)**	**(1 559.3)**	**-**	**(1 899.4)**	(2 110.3)	(678.8)	-	(2 789.1)
All-in costs	**(4 339.3)**	**(2 307.1)**	**(95.9)**	**(6 742.3)**	(5 990.9)	(1 424.1)	(113.8)	(7 528.8)
Cash operating costs (R/kg)	**1 064 447**	**492 049**	**-**	**903 824**	974 764	458 207	-	833 536
Cash operating costs (US$/oz)	**1 824**	**843**	**-**	**1 549**	1 621	762	-	1 386
All-in sustaining costs (R/kg)[1]	**1 149 134**	**549 187**	**-**	**1 001 214**	1 066 948	543 553	-	946 848
All-in sustaining costs (US$/oz)[1]	**1 969**	**941**	**-**	**1 716**	1 775	904	-	1 575
All-in cost (R/kg)[1]	**1 251 985**	**1 706 470**	**-**	**1 399 869**	1 652 688	1 044 207	-	1 509 040
All-in cost (US$/oz)[1]	**2 146**	**2 924**	**-**	**2 399**	2 749	1 737	-	2 510

[1] *All-in sustaining costs and All-in cost definitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.*

As at 30 June 2025, the Crown Complex (272.0Mt @0.234g/t) was included in the Life of Mine plan and the Complex was classified from an Indicated Mineral Resource to a Probable Mineral Reserve. Daggafontein TSF (216.0Mt @0.240g/t) has been removed from the Mineral Resource Statement as it has been designated as a deposition site. Grootvlei dumps were removed from the Mineral Resource Statement as common law ownership could not be secured. A new dump 4L39 (7.5Mt @0.280g/t) has been added and classified as Indicated Mineral Resource and Probable Mineral Reserve. The above mentioned movements are attributable to Ergo. There have been no other material changes to the technical information relating to, *inter alia*, the Group's Mineral Resources and Mineral Reserves, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual report for the year ended 30 June 2024.

The technical information referred to in this report is in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code), 2016 edition and has been reviewed by Messrs Mpfariseni Mudau (Pr. Sci.Nat.), Vaughn Duke (Pr Eng), Professor Steven Rupprecht (HFSAIMM) and Mr Nicholas Weeks (Pr.Sci.Nat.). All are independent contractors of DRDGOLD.

They approved this information in writing before the publication of the report.

Page 11